Exhibit 99.(II)


FOR IMMEDIATE RELEASE
=====================

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")
                         REPORTS SECOND QUARTER RESULTS;
     Provisions and charges increased to $556.9 million, Forecasts Return to
                                 Profitability
                Seeks capital increase of at least $100 million

Panama City, Republic of Panama, July 31, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the second quarter ended June 30, 2002. The Bank reported a $259.9 million increase in the allowance for potential credit losses and a $42.0 million charge representing an impairment loss on securities, making the total of the allowance for potential credit losses $474.6 million and the total charges for impairment loss on securities for 2001 and 2002, $82.4 million. These figures compare with $214.7 million in allowances for potential credit losses at March 31, 2002, and with $194.7 million at December 31, 2001, and a charge of $40.4 million for impairment loss on securities for the quarter ended December 31, 2001. Net loss for the second quarter of 2002 was $300.1 million, or $17.32 per share, compared with net income of $33.2 million, or $1.78 per share, reported in the second quarter of 2001.

The net loss for the first six months of 2002 was $299.7 million, compared with net income of $60.3 million reported in the same period of 2001. Losses per common share after preferred dividends were $17.31 for the first six months of 2002, compared with earnings per common share after preferred dividend of $3.20 in the first six months of 2001.

Jose Castaneda, Chief Executive Officer of Bladex, said, "The significant decline in our net income for the second quarter was caused by the $259.9 million addition made to the Bank's allowance for possible credit losses on its Argentine loans and contingencies portfolio, which was $846 million at June 30, and an additional $42.0 million mark-to-market write down on our $115 million securities portfolio in the country. Excluding $30.7 million in credits we expect to collect within the next few months, our reserve and charges for impairment losses for 2001 and 2002 against this portfolio is now slightly over 50%, which we believe is adequate given the conditions prevailing in the country. However, we believe it is important for our shareholders and investors to know that even with this significant increase in the reserve position, Bladex's total capital ratio at June 30, 2002, was 11.9%, its Tier 1 capital ratio was 10.6%, and the book value per Class E common share was $16.88."

The Board of Directors took this action within the context of a carefully developed plan to address four specific challenges facing the Bank:

o Mitigate the risk in its credit portfolio, particularly in Argentina, and take a cautionary stance relative to the Bank's exposure in other countries

o     Maintain a strong and stable liquidity position

o     Return Bladex to profitability, and

o Adjust the Bank's medium term strategy to the new trends in its markets and the economic challenges facing the region

The Board's decision to take such additional provisions at this time reflects the continuing uncertainty in Argentina, as well as the extent and depth of economic turmoil in this market, which is affecting all borrowers in the country. In establishing the additional provision, Bladex employed a rigorous borrower-by-borrower credit analysis process, one of the Bank's core competencies, which has enabled it to experience only $77 million of loan charge-offs on $117 billion of disbursements since the Bank began operations 23 years ago.

While most of the Bank's loans and investments in Argentina have been placed on a non-accrual status following US GAAP requirements, Bladex collected fully 91% of the $28.9 million interest due on these loans and investments during the first half of the year, leaving only $2.7 million in unpaid past due interest as of June 30. In addition, the Bank collected $40 million in Argentine principal exposure during the second quarter, bringing year to date Argentine principal reductions to $198 million. This extraordinary performance in view of the circumstances in Argentina was due in large measure to the combination of an effective collection program and the preferred creditor status which Bladex enjoys in the country, where it is on similar footing with other multilateral entities. Restructuring of existing loans involving principal balances of $61 million has been accomplished without reduction of principal, and with unchanged or improved interest terms for the Bank.

In Brazil, the Bank recognizes the increasing risk levels and is acting accordingly. Bladex's Brazilian portfolio is highly flexible: of the $1.7 billion outstanding at June 30, 58% is trade related, and 83% represents exposure to the lower-risk banking sector. The highly liquid nature of this portfolio has allowed the Bank to reduce its exposure by $795 million since January 1, 2002 ($323 million in the second quarter), with $880 million or 53%, of the remaining exposure scheduled to mature by year-end and $1,349 million or 81%, within the next 18 months. As of today, the Bank has no past due amounts of interest or principal in the country, and has not restructured any of its loans.

Excluding the Argentine portfolio, Bladex's impaired loans are minimal ($1.0 million) and past due loans amounted to $97 thousand.

Bladex is being managed with an extremely conservative liquidity policy. In the last year the cash position has been increased in both absolute and relative terms and was $570.5 million, 80% of deposits, at June 30, 2002. The liquidity position is kept in the form of inter-bank deposits with top tier international banks in Europe and North America and is placed at maturities ranging from overnight to one month.

As the balance sheet has been reduced, Bladex has been able to change the mix of its funding base so as to improve the maturity profile of its liabilities. Historically, funding has been divided roughly into three equal parts: deposits, short-term funding and medium-term funding. At June 30, deposits were $710 million, down $861 million from the end of last year. The reduction resulted principally from the credit rating downgrade during this period, and the challenging operating environment. Although the deposit reduction resulted in higher funding costs, it changed the liability mix of the Bank so that average maturities have been lengthened and volatility reduced. The increased cost of funds has been fully offset by higher lending margins as net interest spreads increased from 1.33% at the end of 2001 to 1.46% at June 30, 2002.

Since the beginning of the year, Bladex has reduced its balance sheet by $2.0 billion, or 34%. This reduction took place with three goals in mind: 1) Insuring an adequate level of capitalization following the Argentine provision charges,
2) reducing exposure to countries where risk levels were increasing, and 3) adapting the balance sheet to reduced funding levels.

During 2002, expenses have been reduced by 10%, which has included a 26% reduction in headcount. Importantly, these reductions have been focused on marketing activities in sectors that the Bank no longer plans to emphasize. Core functions such as risk management, compliance, and transaction processing have been unaffected or strengthened.

In the second quarter, in addition to the Argentine provision charges, the Bank took a number of additional provisions and restructuring charges. As a result, based on currently available information, it expects no additional provisions will be necessary for the balance of the year.

"As a result of these actions and our current assessment of market conditions", Mr. Castaneda said, "we expect Bladex to return to profitability in the third quarter ending September 30, 2002 at a level that should translate into quarterly net income of around $10 million."

A strategy to support Bladex's growth in the medium term has been developed based on a review of the Bank's business model within the context of its franchise, corporate mission, competitive advantages, and trends in the market. The Bank has concluded that its special role as a provider of trade finance will remain critically needed in the Region. As a result, it intends to base its future growth on an expanded set of trade finance products channeled principally through its client banks.

The provision charges taken in the second quarter have resulted in diminished capital ratios. In order to bring these back to historical levels to support Bladex's growth plans and strengthen its ability to withstand market volatility, the Bank intends to raise additional equity capital in a minimum amount of $100 million.

To this end, it has retained an advisory services team of BNP Paribas and Deutsche Bank to assist in executing a plan to secure the initial participation of a small core group of Class A shareholders and multilateral agencies. The group's initial response to Bladex's plan has been encouraging, although there is no assurance the Bank will be successful in this effort.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed profit and loss statements for the second quarter of 2001, as well as for the first and second quarters of 2002:

(In $ millions, except percentages)
------------------------------------------------------------------------------------------------------------
                                                                             IIQ01        IQ02        IIQ02
------------------------------------------------------------------------------------------------------------
Operating net interest income                                                 16.9        17.4        14.7
Effect of interest rate gap                                                    4.7         3.9         1.9
Interest income on available capital funds                                     9.8         3.8         3.9
                                                                              ----        ----       -----
Net interest income (1)                                                       31.5        25.1        20.5
Net commission and other income                                                6.3         2.8         2.0
Derivatives and hedging activities (2)                                         4.9        -0.3        -4.3
                                                                              ----        ----       -----
Net revenues                                                                  42.7        27.5        18.2
Operating expenses                                                            -5.8        -5.2        -5.0
                                                                              ----        ----       -----
Net income before one time  restructuring charges, provisions for
credit losses and impairment losses on securities                             36.9        22.3        13.2
Restructuring charges (3)                                                       --        -0.1        -2.3
Adjustments and reversal of unpaid interest accrued on non-accruing
loans (4)                                                                       --        -1.8        -9.1
Provision for possible credit losses and impairment loss on securities        -3.8       -20.0      -302.0
------------------------------------------------------------------------------------------------------------
Net income                                                                    33.2         0.5      -300.1
------------------------------------------------------------------------------------------------------------

(1) Excludes $9.1 million reversal of interest accrued on Argentine loans placed on zero accrual in IIQ02, and $0.2 million in IQ02, as well as an accounting adjustment of $1.5 million in IQ02, which are shown separately.

(2)   Represents the impact of mark-to-market of credit put options.

(3) Includes $1.5 million in severance costs related to the structured finance unit in New York, and $0.8 million at head office in IIQ02.

(4) Includes reversal of interest accrued on Argentine loans placed on zero accrual of $9.1 million in IIQ02, and $0.2 million in IQ02, as well as an accounting adjustment of $1.5 million in IQ02

The following table sets forth the condensed profit and loss statements for the first six months of 2002 and 2001:

(In $ millions, except percentages)
------------------------------------------------------------------------------------------------
                                                                               6M01        6M02
------------------------------------------------------------------------------------------------
Operating net interest income                                                  32.2        32.0
Effect of interest rate gap                                                     8.1         5.8
Interest income on available capital funds                                     21.8         7.7
                                                                              -----       -----
Net interest income (1)                                                        62.1        45.6
Net commission and other income                                                10.5         4.7
Derivatives and hedging activities (2)                                          5.6        -4.6
                                                                              -----       -----
Net revenues                                                                   78.2        45.7
Operating expenses                                                            -11.5       -10.2
                                                                              -----       -----
Net income before  restructuring charges, provisions for credit losses,
and impairment losses on securities                                            66.7        35.5
 Restructuring charges (3)                                                       --        -2.4
Adjustments and reversal of unpaid interest accrued on non-accruing
loans (4)                                                                        --       -10.8
Provision for possible credit losses and impairment loss on securities         -7.5      -322.0
Cumulative effect of accounting change                                          1.1          --
------------------------------------------------------------------------------------------------
Net income                                                                     60.3      -299.7
------------------------------------------------------------------------------------------------

(1) Excludes $9.3 million reversal of interest accrued on Argentine loans placed on zero accrual in the first six months of 2002, as well as an accounting adjustment of $1.5 million in IQ02, which are shown separately

(2)   Represents the impact of mark-to-market of credit put options.

(3) Includes $1.5 million in severance costs related to the closing of the structured finance unit in New York, and $0.9 million at head office in the first half of 2002.

(4) Includes reversal of interest accrued on Argentine loans placed on zero accrual of $9.3, as well as an accounting adjustment of $1.5 million in the first six months of 2002.

EXPOSURE IN ARGENTINA

The deterioration of the Argentine economy has adversely affected the financial condition of the Bank's Argentine obligors, including banks and corporations, and the quality of the Bank's loans to those obligors. In response, the Bank has put in place a pragmatic collection program to manage its exposure. The Bank's multilateral status, confirmed by the Central Bank of Argentina at the end of February 2002, exempts the Bank from limitations on the convertibility and transfer abroad of U.S. dollars for payment of external obligations, thereby contributing favorably to the on-going efforts of this program.

The Bank's exposure in Argentina at June 30, 2002 amounted to approximately $961 million, which represented a reduction of $198 million, or 17%, from December 31, 2001, and a reduction of $40 million, or 4%, from March 31, 2002. All of the Bank's exposure in the country continues to be denominated in U.S. dollars (with a small portion in Japanese yen). None of the Bank's loans have been converted to Argentine pesos.

At June 30, 2002 the Bank's exposure in Argentina consisted of $776 million of loans, $115 million of nominal value securities (which have been marked-to-market to a net balance of $32.5 million), and $70 million of off-balance sheet financial risk instruments. The distribution of the Bank's Argentine credit portfolio, was as follows:

--------------------------------------------------------------------------------------------------
                                        MAR-31-01  JUN-30-01   DEC-31-01   MAR-31-02   JUN-30-02
--------------------------------------------------------------------------------------------------
Controlled subsidiaries of major US &
    European Banks                          20%        19%         18%         18%         15%
Branches of major US & European Banks        9%        10%          7%          6%          6%
Controlled subsidiaries of major US &
    European Corporations                   17%        17%         21%         24%         26%
State owned banks                           29%        30%         31%         25%         26%
Local banks                                 12%        13%         11%         13%         13%
Local corporations                          12%        12%         12%         13%         14%
--------------------------------------------------------------------------------------------------

In addition, the Bank had reverse repurchase agreements with Argentine counterparties totaling $152 million at June 30, 2002, which are fully collateralized with U.S. Treasury securities, compared to $245 million at March 31, 2002. The Bank does not hold Argentine sovereign debt, and at June 30, 2002, 35% of the Bank's remaining exposure in the country is considered trade-related.

During 2002, the Bank has collected interest from Argentine borrowers of approximately $26.2 million, while interest in the amount of $2.7 million remained unpaid at June 30, 2002.

Even with the benefit of the Bank's confirmed multilateral status, given the continued severity of the Argentine crises, the Bank believes that it will have to renegotiate and restructure some of its loans, and that it will also face write-offs in its portfolio. In the absence of any clarity as to the timing or nature of the ways in which the many issues facing the country will be resolved, the Bank's management and Board of Directors have determined to take a prudent stance relative to the Bank's portfolio in the country. After careful consideration, and based upon rigorous analysis of all the relevant factors, the Bank's Board of Directors determined to further increase the allowance for credit losses and 2002 and 2001 charges for impairment losses on securities to approximately $557 million, of which approximately $467 million relates to its $961 million Argentine portfolio. The Bank's exposure in Argentina, net of impairment losses on securities and specific allowances for loan losses, was thus $494 million at June 30, 2002.

As required by US GAAP, the establishment of specific reserves for the Argentine portfolio resulted in categorizing most of the Bank's exposure in Argentina ($930 million) as impaired and placing most of the loans and investments on non-accrual status at June 30, 2002. Unpaid interest accrued on this non-accrual portfolio of $9.1 million was reversed from income as of June 30, 2002. Future interest payments on loans and fees generated in Argentina will be accounted for on a cash basis.

EXPOSURE IN BRAZIL

Since the beginning of the year, Bladex's Brazilian exposure has been reduced by $795 million, or 32%, to $1,666 million, of which $323 million, or 16%, occurred during the second quarter of 2002. The entire Brazilian portfolio is current, with no past due interest or principal amounts. These facts reflect the short-term nature of the portfolio. The Bank's exposure in the country is composed of banks (83%) and corporations (17%). 58% of the exposure is considered trade-related.

Credits in Brazil of $880 million, or 53% of the remaining portfolio, are scheduled to mature in the remaining months of 2002, and a further $470 million (28%) are schedule to mature in 2003.

BUSINESS

The average credit portfolio (loans and selected investment securities net of unearned income, plus acceptances and contingencies and gross of reserves) for the second quarter of 2002 was $4,793 million. The following table sets forth the Bank's daily average credit portfolio for each quarter in the fifteen-month period ended June 30, 2002:

(In $ millions, except percentages)
-----------------------------------------------------------------------------------------------------------
                                                               IIQ01   IIIQ01     IVQ01      IQ02    IIQ02
-----------------------------------------------------------------------------------------------------------
Average credit portfolio (1)                                   6,745    6,814     6,666     5,701    4,793
Quarterly growth rate of daily average credit portfolio(%)         1%       1%       -2%      -14%     -16%
-----------------------------------------------------------------------------------------------------------

(1) The average of loans and selected investment securities net of unearned income, plus acceptances and contingencies, and gross of reserves.

The following table sets forth the Bank's daily average credit portfolio as well as the daily average loan portfolio (loans and selected investment securities net of unearned income) and the daily average acceptances and contingencies for each month in the six-month period ended June 30, 2002:

(In $ millions, except percentages)
--------------------------------------------------------------------------------------------------------------------
                                                              JAN02     FEB02    MAR02     ABR02    MAY02     JUN02
--------------------------------------------------------------------------------------------------------------------
Daily average loan portfolio (1)                              5,140     4,892    4,602     4,292    4,045     3,782
Daily average acceptances & contingencies                       940       835      756       748      773       735
                                                                ---       ---      ---       ---      ---       ---
Daily average credit portfolio  (2)                           6,079     5,726    5,358     5,040    4,818     4,517
--------------------------------------------------------------------------------------------------------------------
Monthly growth rate of daily average loan portfolio (%)          -5%       -5%      -6%       -7%      -6%       -7%
Monthly growth rate of daily average credit portfolio (%)        -6%       -6%      -6%       -6%      -4%       -6%
--------------------------------------------------------------------------------------------------------------------

(1)   Includes loans and selected investment securities net of unearned income.

(2) Includes the average loan portfolio net of unearned income, plus acceptances and contingencies and gross of reserves.

The decline in the average credit portfolio resulted from management's decision to i) maintain an adequate level of capitalization following the Argentine provision charges, ii) reduce credit exposure commensurate with increasing risk levels in some countries of the Region, and iii) adapt the balance sheet to smaller funding levels. The reductions were the result of portfolio run-offs exclusively; the Bank did not sell any loans.

At June 30, 2002 (i) the Bank's outstanding credit portfolio gross of reserves, was $4,320 million, (ii) the loan portfolio was $3,659 million and (iii) acceptances and contingencies amounted to $661 million. At June 30, 2002, approximately $3,368 million, or 78%, in principal amount of the Bank's credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,666 million, or 39%); Argentina ($878* million, or 20%); Mexico ($579 million, or 13%); and Venezuela ($243 million, or 6%). A comparative credit distribution by country is shown in Exhibit VI hereto.

(*) Exposure in Argentina is net of $82 million of impairment loss on securities and gross of reserves for possible losses

LIQUIDITY

During the last twelve months the Bank has significantly increased its net cash position in absolute and relative terms. At June 30, 2002, the net cash position of the Bank amounted to $571 million compared to $295 million in June 30, 2001. During the last twelve months, the Bank has tripled its liquidity as a percentage of its overall balance sheet to almost 15% at June 30, 2002. The Bank's net cash position covered 80% of the deposits taken at June 30, 2002.

The Bank has reduced its balance sheet in an orderly fashion (approximately $2.0 billion in the last six months), and has been able to maintain at all times a daily average liquidity position of over $600 million. This reflects the matched nature of the asset and liability structure of the Bank's balance sheet, as well as the highly liquid nature of its loan portfolio outside Argentina. This feature significantly enhances the Bank's already strong ability to honor its obligations. The following table shows the maturity profile of the assets and liabilities of the Bank as of June 30, 2002:

(In $ millions)
                       ----------------------------------------------------
                            Assets   Liabilities     Gap       Acum. Gap
                       ----------------------------------------------------

1 to 30 days                  862           910        (48)         (48)

31 to 60 days                 233           220         12          (36)

61 to 90 days                 202           330       (128)        (164)

91 to 120 days                281           234         47         (118)

121 to 150 days               220           264        (44)        (162)

151 to 180 days               191           164         27         (135)

181 to 365 days               426           389         37          (98)

1 to 2 years                  627           628         (1)         (99)

2 to 3 years                  131           137         (6)        (104)

3 to 4 years                  115            74          41         (63)

4 to 5 years                  846           103         744         681

Unpaid assets                 152            --         152         833
                             ----          ----        ----
Total                       4,286         3,453         833

Note:

1. For analysis purposes, maturities from all Argentine assets are included in the 4 to 5 year range.

2. Does not include swaps, the impact of mark-to-market of securities, and the impact of unearned interest income on discount loans

Total deposits declined by $861 million during the last six months, mostly due to the downgrade of the Bank's short-term ratings, and the challenging operating environment.

CREDIT RATINGS

During the first quarter of 2002, the major rating agencies downgraded the Bank's credit ratings due to the crisis in Argentina and its potential impact on the Bank's credit exposure in that country. As of the date hereof, the Bank has long-term debt ratings of Baa3 from Moody's Investors Services, Inc. ("Moody's"), BBB- from Standard & Poor's Ratings Services ("Standard & Poor's") and BBB- from Fitch IBCA, Inc. ("Fitch") and short-term debt ratings of Prime 3, A-3 and F-3 from Moody's, Standard & Poor's and Fitch, respectively. The Baa3 rating from Moody's and the BBB- rating from Standard & Poor's and Fitch are investment grade ratings. The agencies have assigned a negative outlook to the ratings.

The Bank has traditionally placed special emphasis on keeping rating agencies informed of its situation, actions, and plans. There is no assurance, however, that the agencies' continuing evaluation of the Bank, including the impact on the Bank of any further deterioration of conditions in the Region, will not trigger downgrades in the Bank's credit ratings below investment grade levels. This would have an adverse but, in management's opinion, manageable impact on the Bank's cost of funds, its deposit base, and access to the debt capital markets.

ASSET QUALITY

The Bank increased its allowance for credit losses and 2002 and 2001 charges for impairment losses on securities to approximately $557 million, of which approximately $467 million relates to its $961 million Argentine portfolio. Provisions are based on a case-by-case risk analysis, and include such factors as payment experience to date, ability to generate U.S. dollar cash flows, strength of shareholder support, and industry prospects.

The Bank's portfolio outside Argentina is performing well. At June 30, 2002, this portfolio had impaired and non-accruing loans of $1 million, and past due loans of approximately $97 thousand. The general allowances for credit losses allocated to the entire portfolio outside Argentina represented 2.6% of the portfolio.

The following table sets forth the Bank's allowance for possible credit losses at the dates indicated below:

                                                         For the three months ended
-----------------------------------------------------------------------------------------------------------
(In $ millions, except percentages)                       30-Jun-01    31-Dec-01    31-Mar-02    30-Jun-02
-----------------------------------------------------------------------------------------------------------
Allowance for possible credit losses
     At beginning of period                                   131.4        139.2        194.7        214.7
       Provisions charged to expense                            3.8         65.6         20.0        259.9
       Recoveries                                               0.0          0.1          0.0          0.0
       Charged off loans                                        0.0         10.3          0.0          0.0
----------------------------------------------------------------------------------------------------------
     Balance at end of period                                 135.2        194.7        214.7        474.6
----------------------------------------------------------------------------------------------------------

During the second quarter of 2002, the Bank took a charge of $42.0 million for impairment loss on Argentine securities. The Bank had reported a $40.4 million charge for impairment loss on Argentine securities at the end of 2001.

NET REVENUES

Net revenues (net interest income and commission income less commission expense plus income from derivatives and hedging activities plus gains on sale of securities available for sale and loans plus other income) for the second quarter of 2002 decreased 57% compared to the second quarter of 2001. The following table shows the components of net revenues for the periods set forth below:

(In $ millions)
-------------------------------------------------------------------------------------------------
                                              IIQ01         IQ02       IIQ02      6M01      6M02
-------------------------------------------------------------------------------------------------
Net interest income*                           31.5         23.5        20.5      62.1      44.0
Commission income                               3.6          2.8         2.4       7.2       5.2
Commission expenses                            -0.4         -0.3        -0.4      -0.7      -0.7
Derivatives and hedging activities              4.9         -0.3        -4.3       5.6      -4.6
Gains on sale of securities AFS                 2.8          0.1         0.0       3.5       0.1
Gains on sale of loans                          0.3          0.0         0.0       0.4       0.0
Other income                                    0.0          0.1         0.0       0.1       0.1
-------------------------------------------------------------------------------------------------
Net revenues                                   42.7         26.0        18.2      78.2      44.2
-------------------------------------------------------------------------------------------------

* Does not include the effect of interest reversal on non-accruing loans for $0.2 million in IQ02 and $9.1 million in IIQ02.

NET INTEREST INCOME

A.    Net interest income comparison IIQ02 vs. IQ02

      Net interest income (before interest reversals on non-accruing loans) amounted to $20.5 million in the second quarter of 2002, compared to $23.5 million for the first quarter of 2002, and compared to $31.5 million for the second quarter of 2001. The $3.0 million decline in net interest income from the first quarter of 2002 was mainly due to the decline of approximately $816 million in the average loan portfolio, which was offset in part, by higher lending margins (17 basis points).

B.    Net interest income comparison 6M02 vs. 6M01

      Net interest income (before interest reversals on non-accruing loans) amounted to $44.0 million in the first six months of 2002, compared to $62.1 million for the same period in 2001. The $18.1 million decline was mainly due to a $14 million decline in interest income generated on available capital funds. The return on available capital funds is sensitive to interest rates, as capital funds are placed mostly in short-term interest earning assets, which are priced based on LIBOR. During the first half of 2002, average LIBOR interest rates declined over 350 basis points (63%) compared with the same period of 2001.

      The Bank's interest rate gap structure also affected net interest income negatively during the first six months of 2002 as compared to the same period in 2001. During the first six months of 2002, the combination of a matched asset and liability maturity profile and a stable interest rate environment reduced the gains from the interest rate gap compared to the first six months of 2001, when the Bank benefited from a declining interest rate environment and a larger mismatch on its balance sheet.

C.    Net interest margins

      The net interest margin (net interest income divided by the average balance of interest-earning assets) and net interest spread (average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities) for the second quarter of 2002 were 0.99% and 0.50%, respectively (including the impact of the interest reversal on loans placed on a non-accruing status at June 30, 2002). The table below sets forth the net interest margin and the net interest spread excluding the effect of this reversal of interest:

--------------------------------------------------------------------------------------
                               IIQ01        IQ02      IIQ02*         6M01       6M02*
--------------------------------------------------------------------------------------
Net Interest Margin            2.17%       1.74%       1.77%        2.17%       1.75%
Net Interest Spread            1.41%       1.32%       1.27%        1.34%       1.29%
--------------------------------------------------------------------------------------

* Does not include the effect of interest reversal on loans placed on non-accruing status on June 30, 2002.

D.    Net interest margin comparison IIQ02 vs. IQ02

      The Bank estimates that the 3 basis points increase in the net interest margin during the second quarter of 2002, as compared to the first quarter of 2002, was mainly due to the combination of:

            i) A higher return on the Bank's available capital funds, resulting in a positive effect of 6 basis points on the net interest margin;

            ii) Higher net lending margins, which had a positive effect of 4 basis points on the net interest margin;

            iii) Lower gains from the Bank's liability sensitive interest rate gap, which had a negative effect of 12 basis points on the net interest margin;

            iv) A non-recurrent positive adjustment to interest income during the first quarter of 2002, which had an effect of 11 basis points on the net interest margin; and

            v) Lower net interest income on the Bank's non-accruing portfolio, which had a negative effect of 6 basis points on the net interest margin.

E.    Net interest margin comparison 6M02 vs. 6M01

      The Bank estimates that the decline of 42 basis points in the net interest margin during the first six months of 2002, as compared to the same period in 2001, was mainly due to a combination of:

      i) Lower interest rates, which generated a lower return on the Bank's available capital funds, resulting in a negative effect of 45 basis points on the net interest margin;

      ii) Higher net lending margins, which had a positive effect of 15 basis points on the net interest margin;

      iii) Lower gains from the Bank's liability-sensitive interest rate gap, which had a negative effect of 6 basis points on the net interest margin; and

      iv) A non-recurrent adjustment to interest income during the first six months of 2002, which had a negative effect of 6 basis points in the net interest margin.

COMMISSION INCOME

Commission income for the second quarter of 2002 was $2.4 million, compared to $3.6 million for the second quarter of 2001. Commission income for the first six months of 2002 was $5.2 million compared to $7.2 million for the first six months of 2001. The following table shows the components of commission income for the periods indicated:

(In $ thousands)
------------------------------------------------------------------------------------------------------
COMMISSION INCOME                               IIQ01         IQ02       IIQ02        6M01       6M02
------------------------------------------------------------------------------------------------------
Letters of credit                               1,307          806         859       2,613      1,665
Guarantees:
      Country risk coverage business              932          585         544       1,642      1,129
      Put Options                                   0            0           0           0          0
      Factoring                                     6            0           3          93          3
      Other guarantees                          1,491        1,037         684       2,764      1,721
Loans                                            -121          371         320          82        692
   TOTAL COMMISSION INCOME                      3,615        2,800       2,410       7,194      5,210
                                                =====        =====       =====       =====      =====
------------------------------------------------------------------------------------------------------

The decline in commission income during the first six months 2002 resulted from decreased volumes and margins in letter of credit confirmations and guarantees issued.

DERIVATIVES AND HEDGING ACTIVITIES

Pursuant to SFAS 133, financial instruments considered to be derivatives are booked on the balance sheet at their fair value. The negative change in fair value of put options (the underlying instruments are Mexican and Colombian government bonds with a nominal value of $100 million) from December 31, 2001 to June 30,

2002 was $4.3 million, compared to a positive change in fair value of $4.9 million, for the same period last year. These options expire in August 2002.

OPERATING EXPENSES

Operating expenses for the second quarter of 2002 decreased 14% compared to the second quarter of 2001, and 4% compared to the first quarter of 2002. Operating expenses for the first six months of 2002 declined 11% compared to the first six months of 2001. The following table shows the components of total operating expenses for the periods indicated:

(In $ thousands)
--------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                     IIQ01          IQ02         IIQ02         6M01          6M02
--------------------------------------------------------------------------------------------------------------------
Salaries and other employee expenses                   3,169         3,049         2,250        6,466         5,299
Communications                                           185           193           158          408           351
Depreciation of premises and equipment                   318           340           337          636           676
Professional services                                    911           575           601        1,465         1,176
Maintenance and repairs                                  187           136           357          324           493
Rent of office and equipment                             152           187           168          376           355
Other operating expenses                                 897           731         1,145        1,794         1,876
                                                         ---           ---         -----        -----         -----
TOTAL OPERATING EXPENSES                               5,819         5,210         5,015       11,470        10,225
                                                       =====         =====         =====       ======        ======
--------------------------------------------------------------------------------------------------------------------

NON RECURRING EXPENSES

During 2002, the Bank reduced its staff count from 215 to 159 a reduction of 26%. Reductions took place mostly at headquarters in Panama as well as a result of the closing of the trade finance unit in New York. This will result in a reduction in payroll expense of 25%. The severance costs involved amounted to approximately $2.3 million.

PERFORMANCE AND CAPITAL RATIOS

The return on average stockholders' equity and return on average assets for the quarter ended June 30, 2002 were -26.30% and -208.09%, respectively, compared to 2.25% and 18.72%, respectively, for the quarter ended June 30, 2001.

The ratio of common equity to total assets at June 30, 2002 was 7.5%, compared to 11.9% at June 30, 2001, and compared to 12.1% at March 31, 2002. Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios would be 10.6% and 11.9%, respectively, as of June 30, 2002, compared to 17.1% and 18.7%, respectively as of June 30, 2001, and 18.4% and 20.1%, respectively, as of March 31, 2002.

OTHER

The Superintendence of Banks in Panama has announced that effective June 30, 2002 it will be posting the monthly results of all banks in Panama on its web site (www.superbancos.gob.pa). The Bank intends to submit its monthly results on Form 6-K to the Securities and Exchange Commission as these results are published in Panama.

Mr. Valentin Hernandez presented his resignation to the Bank's Board of Directors. Mr. Hernandez was one of two Directors representing the Class B shareholders.

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the adequacy of the Bank's allowance for credit losses to address the likely impact of the Argentine crisis on the Bank's loan portfolio, the necessity of making additional provisions for credit losses during the rest of the current year, the ability of the Bank to achieve estimated levels of profitability, the ability of the Bank to effectively manage any further down grade of its credit rating, the Bank's ability to execute a planned recapitalization, and the possibility that the Bank will need to renegotiate and restructure or write-off certain of its Argentine loans. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a further contraction of the Bank's credit portfolio, adverse economic or political developments in the Region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, an unwillingness on the part of the Bank's existing shareholders or other investors to invest additional equity capital in the Bank, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina, Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.

Note:

Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

                                                                       EXHIBIT I

                                                 CONSOLIDATED STATEMENT OF INCOME
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               AT AND FOR THE THREE MONTHS ENDED JUNE 30,
                                                                       ------------------------------------------------------------
                                                                             2001             2002             CHANGE        %
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       (In $ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income, before reversal of interest income on impaired loans ..  $ 100,631       $  47,381       ($ 53,250)        (53)%
Interest expense .......................................................    (69,164)        (26,868)         42,297         (61)
                                                                          ---------       ---------       ---------
NET INTEREST INCOME BEFORE REVERSAL OF INTEREST
INCOME ON IMPAIRED LOANS ...............................................     31,466          20,513         (10,953)        (35)
Reversal of interest income on impaired loans ..........................          0          (9,056)         (9,056)        n.a.
                                                                          ---------       ---------       ---------

NET INTEREST INCOME ....................................................     31,466          11,457         (20,009)        (64)

Provision for loan losses ..............................................     (3,750)       (251,898)       (248,148)      6,617
                                                                          ---------       ---------       ---------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES .............     27,716        (240,441)       (268,157)       (968)

OTHER INCOME (EXPENSE):
Commission income ......................................................      3,615           2,410          (1,206)        (33)
Commission expense and other charges ...................................       (351)           (429)            (78)         22
Provision for losses on off-balance sheet credit risks .................          0          (8,051)         (8,051)        n.a.
Derivatives and hedging activities .....................................      4,932          (4,296)         (9,228)       (187)
Impairment loss on securities ..........................................          0         (42,008)        (42,008)        n.a.
Gains on sale of securities available for sale .........................      2,824              22          (2,802)        (99)
Gains on sale of loans .................................................        253              10            (242)        (96)
Other income ...........................................................          4             (35)            (40)       (897)
                                                                          ---------       ---------       ---------
NET OTHER INCOME (EXPENSE) .............................................     11,278         (52,377)        (63,655)       (564)

OPERATING EXPENSES:
Salaries and other employee expenses ...................................     (3,169)         (2,250)            919         (29)
Communications .........................................................       (185)           (158)             27         (15)
Depreciation of premises and equipment .................................       (318)           (337)            (19)          6
Professional services ..................................................       (911)           (601)            310         (34)
Maintenance and repairs ................................................       (187)           (357)           (170)         91
Rent of office and equipment ...........................................       (152)           (168)            (16)         10
Other operating expenses ...............................................       (897)         (1,145)           (248)         28
                                                                          ---------       ---------       ---------
TOTAL OPERATING EXPENSES ...............................................     (5,819)         (5,015)            804         (14)

INCOME (LOSS) FROM CONTINUING OPERATIONS ...............................     33,176        (297,833)       (331,009)       (998)

Restructuring charge - cost associated with employee layoffs ...........          0            (804)           (804)        n.a.
Loss on disposal of business segment - Bladex Securities, LLC ..........          0          (1,500)         (1,500)        n.a.
                                                                          ---------       ---------       ---------

NET INCOME (LOSS) BEFORE INCOME TAX ....................................     33,176        (300,137)       (333,313)     (1,005)

Provision for income tax ...............................................        (15)             (9)              6         (40)
                                                                          ---------       ---------       ---------

NET INCOME (LOSS) ......................................................     33,161        (300,146)       (333,307)     (1,005)
                                                                          =========       =========       =========

NET INCOME (LOSS) AVAILABLE FOR COMMON
 STOCKHOLDERS ..........................................................  $  32,850       ($300,444)      ($333,294)     (1,015)%

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend ......................       1.78          (17.32)
Diluted earnings per share (losses) ....................................       1.76          (17.26)

COMMON SHARES OUTSTANDING:
Period average .........................................................     18,453          17,343

PERFORMANCE RATIOS:
Return on average assets ...............................................       2.25%         -26.30%
Return on average common stockholders' equity ..........................      18.72%        -208.09%
Net interest margin, before reversal of int. income on impaired loans ..       2.17%           1.77%
Net interest spread, before reversal of int. income on impaired loans ..       1.41%           1.27%
Net interest margin ....................................................       2.17%           0.99%
Net interest spread ....................................................       1.41%           0.50%
Total operating expenses to total average assets .......................       0.40%           0.44%
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT II
                       SUMMARY CONSOLIDATED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------
                                                                                          JUNE 30,
                                                                    -----------------------------------------------------
                                                                             2001                2002
-------------------------------------------------------------------------------------------------------------------------
                                                                    (In $ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income ....................................................      $62,110           $34,759
Provision for loan losses ..............................................       (7,500)         (271,898)
Commission income ......................................................        7,194             5,210
Commission expense and other charges ...................................         (666)             (710)
Provision for losses on off-balance sheet credit risks .................            0            (8,051)
Derivatives and hedging activities .....................................        5,554            (4,613)
Impairment loss on securities ..........................................            0           (42,008)
Gains on sale of securities available for sale .........................        3,480               120
Gains on sale of loans .................................................          427                29
Other income ...........................................................           72                98
Operating expenses .....................................................      (11,470)          (10,225)
Restructuring charge - cost associated with employee layoffs ...........            0              (864)
Loss on disposal of business segment - Bladex Securities, LLC ..........            0            (1,500)
                                                                          -----------       -----------
Net income (loss) before income tax and
  cumulative effect of accounting changes ..............................       59,201          (299,654)
Provision for income tax ...............................................          (30)              (18)
Cumulative effect of accounting change (SFAS 133) ......................        1,129                 0
                                                                          -----------       -----------
Net income (loss) .....................................................        60,301          (299,672)
                                                                          ===========       ===========
Net income (loss) available for common stockholders ...................        59,683          (300,264)

BALANCE SHEET DATA:
Loans, net ............................................................     4,920,953         2,837,723
Securities purchased under agreements to resell .......................        48,794           152,302
Investment securities .................................................       428,908           226,931
Total assets ..........................................................     5,870,499         3,892,310
Deposits ..............................................................     1,808,335           710,144
Short-term borrowings & placements ....................................     1,581,418         1,206,028
Medium & long-term borrowings & placements ............................     1,650,951         1,536,792
Total liabilities .....................................................     5,155,459         3,585,741
Redeemable preferred stock ............................................        15,351            14,717
Common stockholders' equity ...........................................       699,688           291,852

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ............................          3.20            (17.31)
Diluted earnings per share ............................................          3.17            (17.25)
Book value (period average) ...........................................         37.58             33.79
Book value (period end) ...............................................         38.76             16.79

COMMON SHARES OUTSTANDING:
Period average ........................................................        18,674            17,343
Period end ............................................................        18,037            17,343

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets ..............................................          2.08%          -12.06%
Return on average common stockholders' equity .........................         17.13%         -103.22%
Net interest margin, before reversal of int. income on impaired loans .          2.17%             1.75%
Net interest spread, before reversal of int. income on impaired loans .          1.34%             1.29%
Net interest margin ...................................................          2.17%             1.38%
Net interest spread ...................................................          1.34%             0.93%
Total operating expenses to total average assets ......................          0.40%             0.41%

ASSET QUALITY RATIOS:
Non-accruing loans to total loan portfolio ............................          0.25%            20.38%
Net charge offs to total loan portfolio ...............................          0.00%             0.00%
Allowance for loan losses to total loan portfolio .....................          2.14%            12.28%
Allowance for loan losses to non-accruing loans .......................        847.99%            60.26%
Allowance for losses on off-balance sheet credit risk to total
  contingencies net of mark-to-market guarantees ......................          1.48%             4.50%

CAPITAL RATIOS:
Common stockholders' equity to total assets ...........................         11.92%             7.50%
Common stockholders' equity and preferred stock to total assets .......         12.18%             7.88%
Tier 1 capital to risk-weighted assets ................................         17.05%            10.60%
Total capital to risk-weighted assets .................................         18.69%            11.85%
-------------------------------------------------------------------------------------------------------------------------

                                                                     EXHIBIT III
                        CONSOLIDATED STATEMENT OF INCOME

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       SIX MONTHS ENDED JUNE 30,
                                                                                       -------------------------
                                                                              2001           2002         CHANGE           %
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (In $ thousands, except percentages)
Interest income, before reversal of interest income on impaired loans ..   $211,756       $104,717      ($107,039)        (51)%
Interest expense .......................................................   (149,646)       (60,670)        88,976         (59)
                                                                           --------       --------       --------

NET INTEREST INCOME BEFORE REVERSAL OF INTEREST
   INCOME ON IMPAIRED LOANS ............................................     62,110         44,047        (18,063)        (29)

Reversal of interest income on impaired loans ..........................          0         (9,287)        (9,287)        n.a.
                                                                           --------       --------       --------

NET INTEREST INCOME ....................................................     62,110         34,759        (27,350)        (44)

Provision for loan losses ..............................................     (7,500)      (271,898)      (264,398)      3,525

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES .............     54,610       (237,139)      (291,748)       (534)

OTHER INCOME (EXPENSE):
Commission income ......................................................      7,194          5,210         (1,984)        (28)
Commission expense and other charges ...................................       (666)          (710)           (44)          7
Provision for losses on off-balance sheet credit risks .................          0         (8,051)        (8,051)        n.a.
Derivatives and hedging activities .....................................      5,554         (4,613)       (10,167)       (183)
Impairment loss on securities ..........................................          0        (42,008)       (42,008)        n.a.
Gains on sale of securities available for sale .........................      3,480            120         (3,361)        (97)
Gains on sale of loans .................................................        427             29           (398)        (93)
Other income ...........................................................         72             98             26          36
                                                                           --------       --------       --------
NET OTHER INCOME (EXPENSE) .............................................     16,062        (49,926)       (65,987)       (411)

OPERATING EXPENSES:
Salaries and other employee expenses ...................................     (6,466)        (5,299)         1,167         (18)
Communications .........................................................       (408)          (351)            58         (14)
Depreciation of premises and equipment .................................       (636)          (676)           (41)          6
Professional services ..................................................     (1,465)        (1,176)           289         (20)
Maintenance and repairs ................................................       (324)          (493)          (169)         52
Rent of office and equipment ...........................................       (376)          (355)            22          (6)
Other operating expenses ...............................................     (1,794)        (1,876)           (81)          5
                                                                           --------       --------       --------

TOTAL OPERATING EXPENSES ...............................................    (11,470)       (10,225)         1,244         (11)

INCOME (LOSS) FROM CONTINUING OPERATIONS ...............................     59,201       (297,290)

Restructuring charge - cost associated with employee layoffs ...........          0           (864)          (864)        n.a.
Loss on disposal of business segment - Bladex Securities, LLC ..........          0         (1,500)        (1,500)        n.a.
                                                                           --------       --------       --------

NET INCOME (LOSS) BEFORE INCOME TAX AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGES ...............................     59,201       (299,654)      (358,855)       (606)

Provision for income tax ...............................................        (30)           (18)            12         (40)
Cumulative effect of accounting changes (SFAS 133) .....................      1,129              0         (1,129)       (100)
                                                                           --------       --------       --------

NET INCOME (LOSS) ......................................................    $60,301      ($299,672)     ($359,973)       (597)%
                                                                           ========       ========       ========
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT IV
                           CONSOLIDATED BALANCE SHEET

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            AT JUNE 30,
                                                             --------------------------------------
                                                                     2001                2002                CHANGE            %
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         (In $ thousands, except percentages)
ASSETS
Cash and due from banks ....................................         $3,695              $3,243               ($452)         (12)%
Interest-bearing deposits with banks .......................        291,330             567,299             275,969           95
Securities purchased under agreements to resell ............         48,794             152,302             103,508            2
Investment securities ......................................        428,908             226,931            (201,977)         (47)
Loans ......................................................      5,049,805           3,300,145          (1,749,660)         (35)
  Allowance for loan losses ................................       (118,028)           (449,382)           (331,354)         281
  Unearned income ..........................................        (10,824)            (13,040)             (2,216)          20
                                                                 ----------          ----------
      Total loans, net .....................................      4,920,953           2,837,723          (2,083,230)         (42)

Customers' liabilities under acceptances ...................         10,647              47,768              37,121          349
Premises and equipment .....................................          5,033               4,972                 (62)          (1)
Accrued interest receivable ................................         89,080              28,093             (60,987)         (68)
Other assets ...............................................         72,059              23,980             (48,079)         (67)
                                                                 ----------          ----------         -----------

 TOTAL ASSETS ..............................................     $5,870,499           3,892,310         ($1,978,189)         (34)%
                                                                 ==========          ==========         ===========

LIABILITIES & STOCKHOLDERS' EQUITY
Deposits ...................................................      1,808,335             710,144          (1,098,191)         (61)
Short-term borrowings & placements .........................      1,581,418           1,206,028            (375,390)         (24)
Medium & long-term borrowings & placements .................      1,650,951           1,536,792            (114,159)          (7)
Acceptances outstanding ....................................         10,647              47,768              37,121          349
Accrued interest payable ...................................         48,346              25,211             (23,135)         (48)
Other liabilities ..........................................         55,763              59,798               4,035            7
                                                                 ----------          ----------         -----------

  Total Liabilities ........................................     $5,155,459          $3,585,741         ($1,569,719)         (30)%

Redeemable preferred stock .................................        $15,351             $14,717               ($634)          (4)%

COMMON STOCKHOLDERS' EQUITY
Common stock, without par value ............................        133,191             133,231
Treasury stock .............................................        (48,074)            (85,634)
Capital surplus ............................................        145,373             145,515
Capital reserve ............................................        305,210              95,210
Other comprehensive income .................................            650              (7,473)
Retained earnings ..........................................        163,338              11,002
                                                                 ----------          ----------

 Total common stockholders' equity .........................       $699,688            $291,852           ($407,836)         (58)%
                                                                 ----------          ----------         -----------

 TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY .....................................     $5,870,499          $3,892,310         ($1,978,189)         (34)%
                                                                 ==========          ==========         ===========
-----------------------------------------------------------------------------------------------------------------------------------

                                                                       EXHIBIT V
              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                THREE MONTHS ENDED JUNE 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                             2001                                   2002
                                                        -------------------------------------  -------------------------------------
                                                            AVERAGE                     AVG.       AVERAGE                      AVG.
                                                            BALANCE        INTEREST     RATE       BALANCE        INTEREST      RATE
---------------------------------------------------------------------------------------------  -------------------------------------
                                                                            (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks ................          $323,535      $3,528    4.31%          $611,760      $2,734     1.77%
Securities purchased under agreements to resell .....           $44,240         594    5.32            205,907      $1,325     2.55
Loans, net of discount ..............................         5,017,464      85,810    6.77          3,462,898      38,582     4.41
Impaired loans ......................................            16,441         708   17.04            103,022       1,129     4.33
Reversal of interest income on impaired loans .......                             0     n.a.                        (9,056)     n.a.
Investment securities ...............................           426,766       9,990    9.26            275,695       3,611     5.18
                                                        ----------------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS .......................        $5,828,446    $100,631    6.83%        $4,659,281     $38,325     3.25%
                                                        ----------------------------------------------------------------------------

Non interest earning assets .........................          $155,524                                $87,046
Allowance for loan losses ...........................          (115,570)                              (201,027)
Other assets ........................................            33,961                                 32,847
                                                        ---------------                        ---------------
TOTAL ASSETS ........................................        $5,902,361                             $4,578,147
                                                        ---------------                        ---------------

INTEREST BEARING LIABILITITES
Deposits
    Demand ..........................................            $6,311         $11     0.68%           $4,700          $8     0.67%
    Time ............................................         1,701,447      20,118     4.68           798,182       3,975     1.97
Short-term borrowings & placements ..................         1,659,904      24,002     5.72         1,400,903       9,584     2.71
Medium & long-term borrowings & placements ..........         1,681,182      25,033     5.89         1,653,782      13,300     3.18
                                                        ----------------------------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES ..................        $5,048,844     $69,164     5.42%       $3,857,566     $26,868     2.76%
                                                        ----------------------------------------------------------------------------

Non interest bearing liabilities and other
        liabilities .................................          $134,173                               $126,485

TOTAL LIABILITIES ...................................         5,183,017                              3,984,051

Redeemable preferred stock ..........................            15,363                                 14,982
Common stockholders' equity .........................           703,982                                579,114
TOTAL LIABILITIES, REDEEMABLE PREFERRED
 STOCK AND COMMON STOCKHOLDERS' EQUITY ..............        $5,902,361                             $4,578,147
                                                        ---------------                        ---------------

NET INTEREST SPREAD .................................                                   1.41%                                  0.50%
                                                                                    ---------                              ---------
NET INTEREST INCOME AND NET
 INTEREST MARGIN ....................................                       $31,466     2.17%                      $11,457     0.99%
                                                                        ---------------------                  ---------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT VI
              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 SIX MONTHS ENDED JUNE 30,
                                                        ----------------------------------------------------------------------------
                                                                            2001                                   2002
                                                        -------------------------------------  -------------------------------------
                                                            AVERAGE                     AVG.       AVERAGE                      AVG.
                                                            BALANCE        INTEREST     RATE       BALANCE        INTEREST      RATE
---------------------------------------------------------------------------------------------  -------------------------------------
                                                                            (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Deposits with banks ...................................        $284,780      $7,012     4.90%         $618,170      $5,550     1.79%
Securities purchased under agreements to resell .......          22,242         594     5.32           231,422       2,995     2.57
Loans, net of discount ................................       5,030,761     184,220     7.28         3,820,723      83,454     4.34
Impaired loans ........................................          15,272         846    11.02            94,310       3,045     6.42
Reversal of interest income on impaired loans .........                           0      n.a.                       (9,287)     n.a.
Investment securities .................................         423,905      19,083     8.95           304,742       9,673     6.31

                                                        ----------------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS .........................      $5,776,960    $211,756     7.29%       $5,069,367     $95,430     3.74%
                                                        ----------------------------------------------------------------------------

Non interest earning assets ...........................        $156,964                                $85,608
Allowance for loan losses .............................        (113,681)                              (190,851)
Other assets ..........................................          25,507                                 47,971

                                                        ---------------                        ---------------
TOTAL ASSETS ..........................................      $5,845,751                             $5,012,096
                                                        ---------------                        ---------------

INTEREST BEARING LIABILITITES
Deposits
    Demand ............................................          $6,081         $24     0.77%           $5,474         $20     0.71%
    Time ..............................................       1,708,892      45,559     5.30         1,009,329      10,001     1.97
Short-term borrowings & placements ....................       1,622,858      50,015     6.13         1,568,205      22,370     2.84
Medium & long-term borrowings & placements ............       1,662,382      54,049     6.47         1,705,544      28,280     3.30

                                                        ----------------------------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES ....................      $5,000,214    $149,646     5.95%       $4,288,553     $60,670     2.81%
                                                        ----------------------------------------------------------------------------

Non interest bearing liabilities and other
   liabilities ........................................        $127,607                               $121,821

TOTAL LIABILITIES .....................................       5,127,820                              4,410,374

Redeemable preferred stock ............................          15,449                                 15,106
Common stockholders' equity ...........................         702,481                                586,616
TOTAL LIABILITIES, REDEEMABLE PREFERRED
 STOCK AND COMMON STOCKHOLDERS' EQUITY ................      $5,845,751                             $5,012,096
                                                        ---------------                        ---------------
NET INTEREST SPREAD ...................................                                 1.34%                                  0.93%
                                                                                    ---------                              ---------
NET INTEREST INCOME AND NET
 INTEREST MARGIN ......................................                     $62,110     2.17%                      $34,759     1.38%
                                                                        ---------------------                  ---------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                     EXHIBIT VII
                        CONSOLIDATED STATEMENT OF INCOME
                  (In $ thousands, except percentages & ratios)

                                                                          SIX MONTHS                     THREE MONTHS ENDED
                                                                            ENDED                  --------------------------------
                                                                          JUN 30/01   JUN 30/01    SEP 30/01    DEC31/01   MAR31/02
                                                                          ---------   ---------    ---------    --------   --------
Interest income, before reversal of interest income on impaired loans .  $211,756     $100,631      $89,996     $78,375     $57,336
Interest expense ......................................................  (149,646)     (69,164)     (61,353)    (48,683)    (33,803)
                                                                         --------      -------      -------     -------     -------
NET INTEREST INCOME BEFORE REVERSAL OF INTEREST
  INCOME ON IMPAIRED LOANS ............................................    62,110       31,466       28,642      29,693      23,533
Reversal of interest income on impaired loans .........................        --           --           --      (1,673)       (231)
                                                                         --------      -------      -------     -------     -------
NET INTEREST INCOME ...................................................    62,110       31,466       28,642      28,019      23,302
Provision for loan losses .............................................    (7,500)      (3,750)      (4,000)    (65,644)    (20,000)
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ............    54,610       27,716       24,642     (37,625)      3,302
OTHER INCOME (EXPENSE):
Commission income .....................................................     7,194        3,615        3,867       3,873       2,800
Commission expense and other charges ..................................      (666)        (351)        (306)       (272)       (281)
Provision for losses on off-balance sheet credit risks ................        --           --           --          --          --
Derivatives and hedging activities ....................................     5,554        4,932       (3,696)      5,521        (317)
Impairment loss on securities .........................................        --           --           --     (40,356)         --
Gains on sale of securities available for sale ........................     3,480        2,824        1,318          --          98
Gains on sale of loans ................................................       427          253          116          22          18
Other income ..........................................................        72            4          (13)         30         133
                                                                         --------      -------      -------     -------     -------
NET OTHER INCOME (EXPENSE) ............................................    16,062       11,278        1,287     (31,182)      2,451
TOTAL OPERATING EXPENSES ..............................................   (11,470)      (5,819)      (7,022)     (7,579)     (5,210)
                                                                         --------      -------      -------     -------     -------
INCOME (LOSS) FROM CONTINUING OPERATIONS ..............................    59,201       33,176       18,907     (76,386)        543
Restructuring charge - cost associated with employee layoffs ..........        --           --           --        (323)        (60)
Loss on disposal of business segment - Bladex Securities, LLC .........        --           --           --          --          --
                                                                         --------      -------      -------     -------     -------
NET INCOME (LOSS) BEFORE INCOME TAX AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE ...............................    59,201       33,176       18,907     (76,709)        483
Provision for income tax ..............................................       (30)         (15)          (5)         --          (9)
Cumulative effect of accounting changes (SFAS 133) ....................     1,129           --           --          --          --
                                                                         --------      -------      -------     -------     -------
NET INCOME (LOSS) .....................................................   $60,301      $33,161      $18,902    ($76,709)       $474
                                                                         ========     ========     ========    ========    ========
NET INCOME (LOSS) AVAILABLE FOR STOCKHOLDERS ..........................    59,683       32,850       18,588     (77,026)        170
                                                                         --------      -------      -------     -------     -------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ......................     $3.20        $1.78        $1.05      ($4.43)      $0.01
PERFORMANCE RATIOS
Return on average assets ..............................................      2.08%        2.25%        1.22%      -4.93%       0.04%
Return on average common stockholder's equity .........................     17.13%       18.72%       10.58%     -44.03%       0.11%
Net interest margin, before reversal of int. income on impaired loans .      2.17%        2.17%        1.86%       1.93%       1.74%
Net interest spread, before reversal of int. income on impaired loans .      1.34%        1.41%        1.25%       1.44%       1.32%
Net interest margin ...................................................      2.17%        2.17%        1.86%       1.82%       1.72%
Net interest spread ...................................................      1.34%        1.41%        1.25%       1.33%       1.30%
Total operating expenses to average assets ............................      0.40%        0.40%        0.45%       0.51%       0.39%

                                                                                THREE
                                                                                MONTHS    SIX MONTHS
                                                                                ENDED       ENDED
                                                                                -----       -----
                                                                              JUN 30/02   JUN 30/02
                                                                              ---------   ---------
Interest income, before reversal of interest income on impaired loans .        $47,381      $104,717
Interest expense ......................................................        (26,868)      (60,670)
                                                                              --------      --------
NET INTEREST INCOME BEFORE REVERSAL OF INTEREST
  INCOME ON IMPAIRED LOANS ............................................         20,513        44,047
Reversal of interest income on impaired loans .........................         (9,056)       (9,287)
                                                                              --------      --------
NET INTEREST INCOME ...................................................         11,457        34,759
Provision for loan losses .............................................       (251,898)     (271,898)
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ............       (240,441)     (237,139)
OTHER INCOME (EXPENSE):
Commission income .....................................................          2,410         5,210
Commission expense and other charges ..................................           (429)         (710)
Provision for losses on off-balance sheet credit risks ................         (8,051)       (8,051)
Derivatives and hedging activities ....................................         (4,296)       (4,613)
Impairment loss on securities .........................................        (42,008)      (42,008)
Gains on sale of securities available for sale ........................             22           120
Gains on sale of loans ................................................             10            29
Other income ..........................................................            (35)           98
                                                                              --------      --------
NET OTHER INCOME (EXPENSE) ............................................        (52,377)      (49,926)
TOTAL OPERATING EXPENSES ..............................................         (5,015)      (10,225)
                                                                              --------      --------
INCOME (LOSS) FROM CONTINUING OPERATIONS ..............................       (297,833)     (297,290)
Restructuring charge - cost associated with employee layoffs ..........           (804)         (864)
Loss on disposal of business segment - Bladex Securities, LLC .........         (1,500)       (1,500)
                                                                              --------      --------
NET INCOME (LOSS) BEFORE INCOME TAX AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE ...............................       (300,137)     (299,654)
Provision for income tax                                                            (9)          (18)
Cumulative effect of accounting changes (SFAS 133) ....................             --            --
                                                                              --------      --------
NET INCOME (LOSS) .....................................................      ($300,146)    ($299,672)
                                                                              ========      ========
NET INCOME (LOSS) AVAILABLE FOR STOCKHOLDERS ..........................       (300,444)     (300,264)
                                                                              --------      --------
SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ......................        ($17.32)      ($17.31)
PERFORMANCE RATIOS
Return on average assets ..............................................         -26.30%       -12.06%
Return on average common stockholder's equity .........................        -208.09%      -103.22%
Net interest margin, before reversal of int. income on impaired loans .           1.77%         1.75%
Net interest spread, before reversal of int. income on impaired loans .           1.27%         1.29%
Net interest margin ...................................................           0.99%         1.38%
Net interest spread ...................................................           0.50%         0.93%
Total operating expenses to average assets ............................           0.44%         0.41%

                                                                    EXHIBIT VIII
                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                 (In $ millions)

                                                                      OUTSTANDING BALANCE AT
                                             --------------------------------------------------------------------------------
                                               (A)              (B)               (C)
COUNTRY                                      30JUN01          31DEC01           30JUN02           (C) - (A)         (C) - (B)
                                             -------          -------           -------           ---------         ---------
ARGENTINA ..............................      $1,474           $1,114(*)           $878(*)           ($595)            ($236)
BOLIVIA ................................          27               26                26                 (0)                0
BRAZIL .................................       2,676            2,461             1,666             (1,010)             (795)
CHILE ..................................          75              114                68                 (7)              (46)
COLOMBIA ...............................         170              195               142                (28)              (53)
COSTA RICA .............................          51               69                51                  0               (18)
DOMINICAN REPUBLIC .....................         168              221               183                 15               (39)
ECUADOR ................................          68               95                74                  5               (21)
EL SALVADOR ............................          75               62                27                (48)              (34)
GUATEMALA ..............................          37               28                11                (26)              (17)
HONDURAS ...............................           1                0                 0                 (1)               (0)
JAMAICA ................................          20               19                20                 (0)                1
MEXICO .................................       1,363            1,062               579               (784)             (482)
NICARAGUA ..............................          30               43                21                 (9)              (23)
PANAMA .................................         102               82                29                (72)              (52)
PARAGUAY ...............................           2                1                 1                 (0)                0
PERU ...................................         211              170               109               (102)              (61)
TRINIDAD & TOBAGO ......................          37               59                50                 12                (9)
URUGUAY ................................           6                0                 0                 (6)                0
VENEZUELA ..............................         133              274               243                110               (30)
OTHER ..................................          62              302               154                 92              (149)
                                              ------           ------            ------            -------           -------
TOTAL CREDIT PORTFOLIO (1) .............      $6,786           $6,397            $4,333            ($2,453)          ($2,064)


UNEARNED INCOME (2) ....................        ($13)            ($21)             ($13)               ($0)               $8
                                              ------           ------            ------            -------           -------
TOTAL CREDIT PORTFOLIO,
     NET OF UNEARNED INCOME ............      $6,773           $6,376            $4,320            ($2,454)          ($2,056)
                                              ======           ======            ======            =======           =======

(1) Includes loans, selected investment securities, letters of credit, customers' liabilities under acceptances and guarantees.

(2)   Includes unearned income for loans and selected investment securities.

(*) The credit portfolio outstanding in Argentina at December 31, 2001 and June 30, 2002 is presented net of impairment loss on securities of $40 million and $82 million respectively.

There will be a conference call on July 31, 2002 at 11:00 a.m. ET in the U.S. (10:00 a.m. Panamanian time). For those interested in participating, please call 800-649-2721 in the United Sates and, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3751. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#6018764 to the telephone operator answering the call five minutes before the call is set to begin.

--------------------------------------------------------------------------------

For further information, please access our Web site on the Internet at www.blx.com or call:

        Carlos Yap S.
        Vice President, Finance and Performance Management
        BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
        Head Office
        Calle 50 y Aquilino de la Guardia
        Apartado 6-1497 El Dorado
        Panama City, Republic of Panama
        Tel No. (507) 210-8581
        Fax No. (507) 269 6333
        E-mail Internet address: cyap@blx.com

- Or -

        William W. Galvin
        The Galvin Partnership
        67 Mason Street
        Greenwich, CT 06830
        U.S.A.
        Tel No. (203) 618-9800
        Fax No. (203) 618-1010
        E-mail Internet address: wwg@galvinpartners.com

--------------------------------------------------------------------------------

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial 877-213-5006 and follow the instructions. The Conference ID# for the call that will be replayed is 6018764.